UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-151381

IX Energy Holdings, INC.
(Exact name of registrant as specified in its charter)

711 Third Avenue, 12th Floor, New York, New York 10017
(212) 682-5068

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $0.0001 par value per share and Preferred Stock, par value $0.0001
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3 (b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  124

Pursuant to the requirements of the Securities Exchange Act of 1934, IX Energy Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  August 20, 2010
IX ENERGY HOLDINGS, INC.

By:	/s/ Steven Hoffman
Name: Steven Hoffman
Title: Chief Executive Officer